UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Onex Falcon Direct Lending BDC Fund

(Name of Issuer)

Onex Falcon Direct Lending BDC Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest, Par Value $0.001 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Steven Gutman

21 Custom House Street, 10th Floor

Boston, MA 02110

(617) 412-2700

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda

Steven Grigoriou

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

January 12, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on January 12, 2024 by Onex Falcon Direct Lending BDC Fund (the “Company”) in connection with an offer by the Company (the “Offer”) to purchase up to 736,400 of its outstanding common shares of beneficial interest (the “Shares”) at a price equal to the net asset value per Share as of December 31, 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Statement.

This Amendment No. 1 is being filed pursuant to Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended, to file a written communication relating to the Offer. Item 10 of the Offer to Purchase is hereby amended and restated to include the following updated information and to make certain non-material typographical changes. The full amended and restated version of the Offer to Purchase is filed herewith as Exhibit (a)(1)(iv):

10. Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares. No trustee, executive officer or investment adviser of the Company beneficially owned Shares as of January 10, 2024, except as set forth below:

Name	Position	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Onex Falcon Investment Advisors, LLC	Investment Adviser	73.194	0.00	%*
Onex Corporation(1)	Affiliate of Investment Adviser	696,757.777	6.22%

(1) Includes 609,508.330 Shares owned by Onex Credit Holdings LLC, a wholly-owned subsidiary of Onex Corporation.

*	Less than 0.01%.

The business address and business telephone number of each of the trustees and officers listed above are in care of the Company at 21 Custom House Street, 10th Floor, Boston, MA 02110 and (617) 412-2700, respectively. The principal business address of the Investment Adviser is 21 Custom House Street, 10th Floor, Boston, MA 02110.

Other than the issuance of Shares by the Company in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Company, the Investment Adviser, any member of the Board of Trustees or any person controlling the Company or the Investment Adviser, except as disclosed herein.

On December 29, 2023, Onex Corporation purchased 43,801 Shares totaling $1,074,009.59, from Onex Falcon Direct Lending Cayman Fund, LLC, representing a purchase price of $24.52 per Share.

On January 10, 2024, Onex Corporation purchased 43,448 Shares totaling $1,065,346.53, from Onex Falcon Direct Lending Cayman Fund, LLC, representing a purchase price of $24.52 per Share.

Other than as set forth in the Offer, neither the Company nor, to the best of the Company’s knowledge, any of the Company’s officers or trustees is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Offer with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

The Company has been advised that no trustee or officer of the Company nor the Investment Adviser intends to tender Shares.

Except as specifically provided herein, the information contained in the Statement, as amended, the Transmittal Letter and the Letter to Shareholders remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, the Transmittal Letter or the Letter to Shareholders. This Amendment No. 1 should be read with the Statement and the Offer to Purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONEX FALCON DIRECT LENDING BDC FUND

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Secretary and General Counsel

Dated: January 16, 2024

EXHIBIT INDEX

EXHIBIT

(a)(1)(iv)	Amended and Restated Offer to Purchase, dated January 16, 2024, including Summary Term Sheet

EX-FILING FEES	Calculation of Filing Fee Tables